Exhibit 12
CON-WAY INC. COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
Year Ended December 31,
(Dollars in thousands)

	2006		2005		2004		2003		2002
Fixed Charges:
Interest expense	$34,206		$37,501		$39,695		$29,597		$22,825
Capitalized interest	917		136		173		241		455
Amortization of debt expense	585		964		3,952		1,118		1,114
Dividend requirement on Series B Preferred Stock (1)	8,173		9,114		9,797		10,072		10,331
Interest component of rental expense (2)	7,384		7,733		6,590		8,976		8,974

Fixed Charges	$51,265		$55,448		$60,207		$50,004		$43,699

Earnings:
Income from continuing operations before taxes	$392,309		$352,356		$248,775		$205,982		$162,284
Income from equity-method investment (3)	(52,599)		(16,061)		(18,253)		(20,718)		(18,188)

	339,710		336,295		230,522		185,264		144,096
Fixed Charges	51,265		55,448		60,207		50,004		43,699
Capitalized interest	(917)		(136)		(173)		(241)		(455)
Preferred dividend requirements (4)	(8,173)		(9,114)		(9,797)		(10,072)		(10,331)

	$381,885		$382,493		$280,759		$224,955		$177,009

Ratio	7.4	x	6.9	x	4.7	x	4.5	x	4.1	x

(1)	Dividends on shares of the Series B cumulative convertible preferred stock are used to pay debt service on notes issued by Con-way’s Retirement Savings Plan.

(2)	Estimate of the interest portion of lease payments.

(3)	The year ended December 31, 2006, includes a gain of $41.0 million for the sale of Menlo Worldwide’s membership interest in its equity-method investment.

(4)	Preferred stock dividend requirements included in Fixed Charges but not deducted in the determination of income from continuing operations before income taxes.